UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: December 8, 2017
	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

Group Chief Performance Transformation Officer leaves VEON

Amsterdam, 8 December 2017 - VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and internet services headquartered in Amsterdam and serving more than 235 million customers, today announces that Alexander Matuschka, Group Chief Performance Transformation Officer, will leave the company at the end of 2017. Mr. Matuschka played an important role in the company’s performance transformation program, contributing to its improved financial performance over the past two and a half years.

About VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with an ambition to lead the personal internet revolution for over 235 million customers that it currently serves, and for many others in the years to come.

Follow us on Twitter @veondigital, visit our blog @blog.veon.com or go to our website www.veon.com.

Disclaimer

Elements of this release contain, or may contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.

Contacts

Investor Relations:

Bart Morselt

ir@veon.com

Media and Public Relations:

Maria Piskunenko

pr@veon.com